

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Claude Maraoui
Chief Executive Officer, President and Director
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

> **Re: Journey Medical Corporation**
> **Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-260436**

Dear Mr. Maraoui:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Use of Non-GAAP Measures, page 63

1.   We note your COVID-19 sales force savings adjustment is due to the fact that you did not incur salary expense related to your field sales forces. As such, it appears this Non-GAAP adjustment is for an amount that is not in your historical GAAP financial statements and was not part of your operating results for that period, which would be prohibited by Item 10(e)(2) of Regulation S-K. Please revise your presentation accordingly.

Product Licensing Agreements and Acquisitions, page 76

2.   With respect to your Accutane and Exelderm Agreements, please revise the references to "low-double digits" to provide a more defined range of royalties that does not exceed ten percentage points (e.g., teens or low teens).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Jeffrey Gabor at (202) 551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark F. McElreath, Esq.